

Investor Presentations
2008 Year End Results



Forward-Looking Statements and non-GAAP Financial Information

The information provided at the meeting today will include forward-looking statements relating among other things to our sales, income from operations, capital expenditures, depreciation and amortization, our worldwide markets, our growth in relation to end markets we serve and reinvestment of the proceeds of the sale of our precision components segment. Forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Hawk and which could cause actual results to differ materially from such statements. We do not assume any obligation to update these forward-looking statements.

Investment Highlights

- Worldwide leader of friction technology solutions to diverse markets other than OE automotive

- 80% of sales derived from specific sole-sourced applications

- Approximately 50% of sales generated from OE service and direct aftermarket due to "wear-part" nature of parts

- Long standing blue chip customer relationships: 20+ years

- Strong Balance Sheet with cash and investments exceeding total debt by $6.2 million at December 31, 2008

- Significant management ownership: 34% of common shares

Hawk serves some of the world's best known companies





Meggitt Aircraft Braking Systems

















12/31/2008 YTD Sales by Market





12/31/08 YTD Comparative Sales by Market

Market	Change
Construction and Mining	+28.3%
Aircraft & Defense	+26.4%
Agriculture	+38.0%
Heavy Truck	+6.8%









FPG Market Position

($ in Millions)

Market	Total Market Size	2008 Hawk Sales	2007 Hawk Sales	2006 Hawk Sales	Competition	Customers
Off-Highway	$350	$167.8 Up 30.5%	$128.5 Up 15.8%	$111.0	▪ Friction Holdings (Raytech) ▪ Dynax ▪ Borg-Worner	▪ Caterpillar ▪ Deere ▪ Carraro ▪ ZF Sachs ▪ Volvo ▪ CNH
Aircraft & Defense	$125	$54.7 Up 26.4%	$43.3 Up 5.6%	$41.0	▪ Honeywell	▪ Goodrich ▪ Meggitt ABS ▪ Parker ▪ US Government
On-Highway	$180	$24.8 Up 6.8%	$23.2 Down 18.0%	$28.3	▪ Miba	▪ Eaton ▪ Sachs
Specialty, Perf. Brake & Alternative Energy	$190	$22.3 Up 7.2%	$20.8 Up 6.6%	$19.6	▪ Miba ▪ Carbonne ▪ Toshiba	

7



Company Blueprint

- Focus on shareholder value
  - *Excellence in friction technology*
  - *Dominant niche position*
- Optimize OE business through:
  - *Operational excellence*
  - *Technology advancement*
  - *Customer intimacy*
- OE heritage broadened through Aftermarket
- Seeking acquisitions and aggressive organic growth

Manufacturing Initiatives

- Operations leadership provides clear focus on manufacturing excellence

- Expansion projects completed in 2008 at Medina, Ohio and Orzinouvi, Italy operations

- Productivity levels improved at all facilities
  - *Cost controls*
  - *Scrap*
  - *On-time metrics*

- Continued focus on lean manufacturing strategy
  - *Quality*
  - *Processes*



Technology Initiatives

- **Fuel Cell development**
  - *Partnership with UTC in development of next generation fuel cell technology*
    - New York Power Authority selected UTC Power to supply 12 fuel cells totaling 4.8 megawatts of power for the Freedom Tower in NYC
  - *Providing complete components for UTC Power - PureCell™ 200 Powerplant*



Fuel Processing Components

Fuel Cell Stack

Electronics & Controls



Technology Initiatives

- Current material development and product line extensions
  - Friction technology improvements offering longer life, better friction qualities, lighter weight
- Carbon composite based friction technology development
- Other composite material development





YTD Consolidated Income

	12/31/2008	12/31/2007	% change
Revenue	$269.6	$215.9	24.9%
Gross profit	$77.1	$51.4	50.0%
Gross profit %	28.6%	23.8%	
Operating income	$39.2	$19.5	101.0%
Operating income %	14.5%	9.0%	
Income from continuing operations, after tax	$22.6	$7.8	189.7%

Consolidated Income Statement
(in millions)

	2006	2007	2008	'07 – '08 change
Revenue	$199.9	$215.9	$269.6	24.9%
Gross profit	$44.9	$51.4	$77.1	50.0%
Gross profit %	22.5%	23.8%	28.6%	
Operating income	$15.4	$19.5	$39.2	101.0%
Operating income %	7.7%	9.0%	14.5%	
Income from continuing operations, after tax	$1.6	$7.8	$22.6	189.7%
Diluted EPS from continuing operations	$0.15	$0.82	$2.40	$1.58
Depreciation and Amortization	$7.1	$7.3	$7.4	$0.71
Capital Expenditures	$7.9	$7.6	$15.2	$7.6



2009 Guidance

	Estimated 12/31/2009
Net Sales	$180.0 - $200.0 million
Income from continuing operations	$16.0 – 20.0 million
Effective tax rate	43.0% - 45.0%
Capital Expenditures	$8.0 - $10.0 million
Depreciation and amortization expense	$8.0 million



Investment Summary 2009

- Focused on Friction

- Assessing best way to redeploy assets
  - *Acquisitions, internal projects, Share/Bond Repurchase*
- Business base

  - *Red hot focus on operations*
  - *Steady, varied end-market growth*
  - *"Lean" manufacturing providing margin upside*
  - *Good business characteristics – wear parts, strong after-market, long-term customer relationships, strong proprietary technology development programs, global positioning*



